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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*

                                  AVIDYN, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   053678 10 8
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                                 (CUSIP Number)

      Stephanie L. McVay, 16980 Dallas Parkway, Ste. 120, Dallas, TX 75248
                                 (972) 447-6447
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    09/18/01
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  053678 10 8

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     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
        (entities only).

        John Ward Hunt

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     2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)  N/A
        (b)  X

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     3. SEC Use Only

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     4. Source of Funds (See Instructions) OO

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     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e)

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     6. Citizenship or Place of Organization
        USA
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                     7. Sole Voting Power
Number of               2,665,607
Shares               -----------------------------------------------------------
Beneficially         8. Shared Voting Power
Owned by
Each                 -----------------------------------------------------------
Reporting            9. Sole Dispositive Power
Person With             2,665,607
                     -----------------------------------------------------------
                     10. Shared Dispositive Power

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  11. Aggregate Amount Beneficially Owned by Each Reporting Person  2,665,607

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  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)

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  13. Percent of Class Represented by Amount in Row (11) 56.5%

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  14. Type of Reporting Person (See Instructions)
                  IN

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ITEM 1:  SECURITY AND ISSUER

AVIDYN, Inc. common stock, $0.01 par value, AVIDYN, Inc., 16980 Dallas Parkway, Suite 120, Dallas, TX 75248

ITEM 2:  IDENTITY BACKGROUND

(a)         John Ward Hunt
(b)         5103 Southbrook Drive, Dallas, TX 75209
(c) Chairman of the Board, AVIDYN, Inc., 16980 Dallas Parkway, Suite 120, Dallas, TX 75248
(d)         No
(e)         No
(f)         USA

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Answer Partnership, Ltd., J. Ward Hunt, Managing Partner, transferred to Fallon Creek, L.P., 148,050 shares of common stock of AVIDYN, Inc. in consideration for full payment due of the note to Fallon Creek, L.P. in the amount of $769,861.44.

ITEM 4:  PURPOSE OF TRANSACTION

See Item 3.

(a)         None
(b)         None
(c)         None
(d)         None
(e)         None
(f)         None
(g)         None
(h)         None
(i)         None
(j)         None

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

(a) John Ward Hunt, 117,500 shares of AVIDYN, Inc. common stock, 2.5% The Answer Partnership, Ltd., 2,548,107 shares of AVIDYN, Inc. common stock, 54%
(b) John Ward Hunt has sole voting power and sole dispositive power for the 117,500 shares of AVIDYN, Inc. common stock held in his name.
            J. Ward Hunt, as managing partner for The Answer Partnership, Ltd., has sole voting power and sole dispositive power for the 2,548,107 shares of AVIDYN, Inc. common stock held by The Answer Partnership, Ltd.
(c)         None
(d)         None
(e)         N/A

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The company granted John Ward Hunt an option to purchase 500,000 shares of AVIDYN, Inc. common stock at the exercise price of $8.75. This option was granted as of 11/28/94 and has a ten year term.

300,000 shares of AVIDYN, Inc. common stock pledged to A.G. Edwards to secure a margin account held in the name of The Answer Partnership, Ltd.

91,500 shares of AVIDYN, Inc. common stock pledged to Donald & Co. Securities to secure a margin account held in the name of John Ward Hunt.

The Answer Partnership, Ltd. (the "Partnership") is a Texas limited partnership that is owned 62.5% by John Ward Hunt and 37.5% by The Essential Endowment Trust (the "Trust"). Each of them owns a 1% general partnership interest in the Partnership, with the balance of their respective interests being held as limited partnership interests. The Partnership was organized effective as of July 3, 1992, for purposes of acquiring all of the then-issued and outstanding Common Stock. Mr. Hunt, Chairman of the Board of the Company, is the Managing Partner of the Partnership and controls the day-to-day management of the Partnership. The Trust is a Texas irrevocable trust that was formed effective as of July 2, 1992, for purposes of acquiring an interest in the Partnership for the primary benefit of three children of Mr. Hunt. In the event that Mr. Hunt should withdraw, or cease to serve, as Managing Partner, the successor Managing Partner under the terms of the partnership agreement for the Partnership would be Hilre Lucille Hunt and Thomas R. Corbett, as Co-Trustees of the Trust. The Partnership is authorized to invest generally in any type of property and to hold or develop and to sell, exchange or otherwise dispose of all or any part of the Partnership property and carry on any other business or businesses and exercise any and all powers as may be permitted by law.

On May 12, 1997, the Partnership executed a promissory note and obtained a revolving line of credit with a borrowing limit equal to $1,000,000 from Inwood National Bank (the "Bank"). On March 9, 1998, the Partnership executed a second promissory note with the Bank and obtained a revolving line of credit with a borrowing limit equal to $400,000. On May 15, 1998, both promissory notes were combined and a renewed promissory note (the "Note") was executed in the amount of $1,400,000. This note was renewed on October 13, 2000 in the amount of $1,080,300. The Note bears interest at a variable rate equal to one percent over prime. The Partnership is required to pay accrued interest on the principal of the Note on a monthly basis with a final payment of unpaid principal and accrued interest due and payable on October 13, 2001. All interest payments are current, and the outstanding principal balance of the Note as of September 27, 2001, was approximately $1,080,300. The Note is secured by two Pledge Agreements dated May 12, 1997 and March 9, 1998, wherein the Partnership pledged 500,000 and 200,000 registered shares of Common Stock as security for the Bank. The Note is also secured by a Commercial Continuing Guaranty entered into between Mr. Hunt, as guarantor, and the Bank. The Partnership retains the right to vote the Common Stock for so long as no default has occurred under the Note or the Pledge Agreements. The Partnership is currently in compliance with the terms of the Note and the Pledge Agreements. Although the Partnership intends to comply with the terms of the Note and Pledge Agreements, any inability or failure by the Partnership to comply with the terms of the Note and Pledge Agreements may result in the Bank foreclosing on the pledged shares of Common Stock which it may be required to sell under current federal banking regulations.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

None

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Date     9/28/01

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Signature  /s/ John Ward Hunt

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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)